

SECU 05040112 SSION



VE 4-15-05

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| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 53550 |

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Advisory Group of America LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 S. HOPE STREET, SUITE 2665
(No. and Street)

| LOS ANGELES | CALIFORNIA | 90071 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MASARU TSUCHIYA (213) 614-9400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL S. TAKEDA
(Name – *if individual, state last, first, middle name*)

340 E. SECOND STREET, SUITE 402, LOS ANGELES, CALIFORNIA 90012-4246
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, MASARU TSUCHIYA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC ADVISORY GROUP OF AMERICA, LLC, as of MARCH 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA )
) ss.
COUNTY OF LOS ANGELES )

On April 5, 2005 (Date), before me, Ruth de la Rosa (Name And Title Of Officer (e.g. "Jane Doe, Notary Public")),

personally appeared Masaru Tsuchiya (Name of Signer(s)),

☐ personally known to me – **OR** – ☒ proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.



RUTH R. DE LA ROSA
Commission # 1482251
Notary Public — California
Los Angeles County
My Comm. Expires Apr 10, 2008


WITNESS my hand and official seal.

Signature of Notary Public

## OPTIONAL

Though the data below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent reattachment of this form.

**CAPACITY CLAIMED BY SIGNER**

☐ Individual
☐ Corporate Officer

Title(s)

☐ Partner(s) ☐ Limited ☐ General
☐ Attorney-In-Fact
☐ Trustee(s)
☐ Guardian/Conservator
☐ Other:

Signer is representing:
Name Of Person(s) Or Entity(ies)

**DESCRIPTION OF ATTACHED DOCUMENT**

Annual Audited Report, Form X-17A-5 Part III (12/31/2002)
Title or Type of Document

2
Number Of Pages

March 31, 2005
Date Of Document

Signer(s) Other Than Named Above

**PAUL S. TAKEDA**
CERTIFIED PUBLIC ACCOUNTANT
340 EAST SECOND STREET, SUITE 402
LOS ANGELES, CALIFORNIA 90012-4249
TELEPHONE (213) 624-9834
FACSIMILE (213) 624-6202

March 31, 2005

National Association of Securities Dealers
300 South Grand Avenue, Suite 1600
Los Angeles, California 90071-3126

Re: Pacific Advisory Group of America, L.LC.
M. Tsuchiya, Principal December 31, 2002

Dear Sir or Madam:

I am the independent auditor of Pacific Advisory Group of America, L.L.C. (PAGA) and issued my reported dated February 20, 2003 on their financial statements as of December 31, 2002 and for the year then ended.

I hereby provide the following information as requested with regards to the above referenced financial statements:

Computation of Net Capital Under SEC Rule 15c3-1, there were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the referenced computations.

The Company is exempt from Rule 15c3-3 as it relates to possession and Control requirements and computation of reserve requirements under the (k) (2) (ii) exemptive provision.

If there any questions, just give me a call or e-mail me at takedacpa@aol.com.

Very truly yours,



Paul S. Takeda
Certified Public Accountant

cc: M. Tsuchiya, PAGA ✓